As filed with the Securities and Exchange Commission on November 16, 2009
Registration No. __________

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM F-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
Longtop Financial Technologies Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Flat A, 10/F., Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Law Debenture Corporate Services Inc.
4th Floor, 400 Madison Avenue,
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Timothy B. Bancroft, Esq.
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, Massachusetts 02110-3333
Approximate date of commencement of proposed sale to the public: From time to time after effectiveness of this registration statement (except as otherwise described herein).
If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Price	Amount of
Securities to be Registered	Registered(3)	Offering(3)	Registration Fee(3)
Ordinary shares, par value US$0.01 per share (1)(2)	_______	_______	_______

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 filed with the Securities and Exchange Commission on October 18, 2007 (Registration No. 333-146783). Each American depositary share represents one ordinary share.

(2)	Includes (i) securities initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public and (ii) securities that may be purchased by underwriters pursuant to an over-allotment option. These securities are not being registered for the purposes of sales outside of the United States.

(3)	An indeterminate aggregate number of securities is being registered as may from time to time be sold at indeterminate prices. In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of all of the registration fee.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
American Depositary Shares
Representing
Ordinary Shares
     We may offer and sell from time to time American depositary shares, or ADSs, in one or more offerings. Each ADS represents one ordinary share.
     Each time we sell ADSs, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our ADSs.
     We may sell ADSs to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. If any underwriters, dealers or agents are involved in the sale of any of the ADSs, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.
     Our ADSs are traded on the New York Stock Exchange under the symbol “LFT.”
          Investing in our ADSs involves risk. See “Risk Factors” beginning on page 2 of this prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 16, 2009.

ABOUT THIS PROSPECTUS
               This prospectus is part of a shelf registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, we may sell our ADSs in one or more offerings. This prospectus only provides you with a summary description of our ADSs and our ordinary shares represented by those ADSs. Each time we sell ADSs, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any ADSs, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”
               You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus. We will offer to sell, and seek offers to buy, ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus, in the registration statement of which it forms a part and in the documents incorporated herein and therein by reference is accurate only as of the date of the document containing such information, regardless of the time of delivery of this prospectus or of any sale of our ADSs.
SUMMARY
          This summary highlights selected information contained elsewhere in this prospectus or incorporated herein by reference. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the following summary together with the more detailed information about us, the ADSs that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.
Our Business
          We are a leading provider of software and information technology, or IT, services targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. Our software solutions may be broadly classified into four categories: channel, business, management and business intelligence, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide other services, such as ATM maintenance, system integration and IT maintenance services, to our clients.
          Our clients are primarily the leading banks in China. We have extensive client relationships with three of the largest state-controlled national banks, or Big Four Banks, namely China Construction Bank, Agricultural Bank of China and Bank of China, and have been recently selected by Agricultural Bank of China as its preferred strategic IT services partner. We also provide services to most of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks and insurance companies in China.
Our Offices
          Our principal executive offices are at Flat A, 10/F., Block 8, City Garden, 233 Electric Road, North Point, Hong Kong and our China operations’ principal office is located at 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China. Our telephone number is: +86-592-2396888. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 4th Floor, 400 Madison Avenue, New York, New York 10017.
Conventions That Apply to this Prospectus
          Unless the context requires otherwise, when used in this prospectus, (1) “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries and affiliated entities; (2) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (3) “shares” or “ordinary shares” refers to our ordinary shares par value US$0.01 per share; (4) “ADSs” refers to American depositary shares, each representing one ordinary share; (5) “Renminbi” or “RMB” refers to the legal currency of China; and (6) “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.
RISK FACTORS
          Investing in our ADSs involves a high degree of risk. You should carefully consider the risk factors contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on June 29, 2009, which we incorporate by reference into this prospectus, as well as the risk factors set forth below which constitute updates and amendments to the risk factors set forth in such Annual Report on Form 20-F. For more information, see “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”
We may be classified as a “resident enterprise” for PRC corporation income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
               The PRC Corporate Income Tax Law that became effective January 1, 2008 provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the Corporate Income Tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to income tax at the rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.
Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
               Under the Corporate Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10%, or a lower rate if tax treaty benefits are available, is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax or a lower rate if tax treaty benefits are available, if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise,” dividends distributed from our PRC subsidiaries to our Hong Kong company and ultimately to our Cayman Islands company may qualify as “tax-exempted income” according to the Corporate Income Tax Law and its implementation Rules. However, we cannot assure you that such dividends will not be subject to withholding tax as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittance to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2009, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.

               If we are required under the Corporate Income Tax Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.
We do not hold all of the permits or licenses that are required under PRC laws for the businesses that we are conducting or propose to conduct.
               Under the Regulation on Telecommunications of the People’s Republic of China and the Regulation on Internet Information Service of the People’s Republic of China, both of which were promulgated by China’s State Council in September 2005, a PRC company engaged in the provision of online value-added telecommunication services is required to obtain some certificates for Value-added Telecommunications Business from the Ministry of Industry and Information Technology, or MIIT, or its relevant local branch. Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.), or Longtop Online, our variable interest entity, or VIE, and its subsidiaries which provide Internet information services, Internet data center, mail hosting, web hosting, domain name registration and certain other online hosting services in more than one province in China (which are regarded as a kind of online value-added telecommunication service) have not yet obtained an inter-provincial Certificate for Value-added Telecommunications Business covering all of these services or properly completed the requisite registration and filing formalities with the MIIT. The failure of Longtop Online and its subsidiaries to obtain this certificate or to complete the relevant registration and filing formalities with the MIIT could lead to administrative fines or an order to discontinue the operation of these entities, both of which could have an adverse effect on our business and operations.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the registration statement of which it forms a part and the documents incorporated by reference into these documents contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Any projections we make are based on limited information currently available to us, which is subject to change. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; and those discussed in our most recent Annual Report on Form 20-F, which is incorporated by reference herein. You should not place undue reliance on any forward-looking statements contained in this prospectus, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.
USE OF PROCEEDS
          We intend to use the net proceeds from the sale of ADSs as set forth in the applicable prospectus supplement.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES
               Our ADSs, each representing one ordinary share, are traded on the New York Stock Exchange under the symbol “LFT.” Public trading of our ADSs commenced on October 25, 2007. For the partial fiscal year ended March 31, 2008 that our ADSs were traded, the trading price of our ADSs on the New York Stock Exchange ranged from a high of US$29.95 to a low of US$14.32 per ADS. For the full fiscal year ended March 31, 2009, the trading price of our ADSs on the New York Stock Exchange ranged from a high of US$21.67 to a low of US$11.08 per ADS. The table below sets forth the high and low market prices of the ADSs, as reported by the New York Stock Exchange, during the periods indicated:

	High	Low
	US$	US$

Most Recent Fiscal Quarters
July 1, 2009 through September 30, 2009	31.57	22.61
April 1, 2009 through June 30, 2009	25.49	21.34
January 1, 2009 through March 31, 2009	21.67	13.53
October 1, 2008 through December 31, 2008	16.35	11.08
July, 2008 through September 30, 2008	19.00	13.57
April 1, 2008 through June 30, 2008	20.45	17.26
January 1, 2008 through March 31, 2008	22.99	14.32
October 25, 2007 (commencement of trading) through December 31, 2008	29.95	20.30

Most Recent Six Months
October 2009	31.02	26.50
September 2009	28.90	24.17
August 2009	31.57	24.70
July 2009	27.96	22.61
June 2009	30.00	24.15
May 2009	28.35	20.94
     On November 13, 2009, the last reported sale price of our ADSs on the New York Stock Exchange was $29.92 per ADS.

DESCRIPTION OF SHARE CAPITAL
          We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, or Companies Law.
          Our authorized share capital consists of 1.5 billion ordinary shares with a par value of $0.01 each. As of September 30, 2009, there are 51,691,623 ordinary shares issued and outstanding. In addition, as of September 30, 2009, we have reserved 8,550,000 ordinary shares for grant and issuance of options to purchase ordinary shares, restricted share units and other forms of equity incentive awards under our 2005 Long Term Incentive Plan, or the 2005 Plan, and options to purchase 1,932,621 ordinary shares and 927,400 restricted share units (settleable in ordinary shares upon vesting) have been granted to our employees, directors and consultants and are outstanding under the 2005 Plan.
          The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
     General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
     Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
     Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by a poll.
     A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative who hold not less than 50% of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or by the chairman of the board of directors. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.
     An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name amendments to the memorandum and articles of association and reduction in share capital or capital redemption reserve. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any shares.
     Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
     Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.
     If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
     Liquidation. On a return of capital on winding up or otherwise (other than on conversion, repurchase, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
     Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
     Repurchase or Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to repurchase or redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by ordinary resolution.
     Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
     Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we allow our shareholders to inspect the register of shareholders and we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Differences in Corporate Law
     The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements. Previously Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, the Companies (Amendment) Law, 2009 which came into force on May 11, 2009 introduced a new mechanism for mergers and consolidations between Cayman Islands companies (and between Cayman Islands companies and foreign companies if the merged company or consolidated company will continue to be a Cayman Islands company). Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the assets and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of the surviving company in a merger or the proposed new memorandum and articles of the consolidated company in a consolidation and details of all secured creditors. The Plan must be approved by the shareholders of each constituent company by either:
(a)	a majority in number representing 75% in value of the shareholders voting together as one class; or

(b)	a special resolution of the shareholders voting together as one class if the shares to be issued to each shareholder in the consolidated company or in the surviving company are to have the same rights and economic value as the shares held in the constituent company.
Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (i) of solvency (debts as they fall due), (ii) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) of the assets and liabilities of each constituent company, (iv) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction (v) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and published in the Cayman Islands Gazette.
A certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation.
The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies although the Plan may provide for an effective date up to 90 days after the date of registration.
A dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation unless (i) an open market on a recognized stock exchange or interdealer quotation system exists for the shares at the end of the dissent period (see below) and (ii) the merger or consolidation consideration consists of shares of the surviving or consolidated company or depository receipts in respect thereof; shares or depository receipts of any other company which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2000 holders on the effective date of the merger or consolidation; cash in lieu of fractional shares or depository receipts. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
The following procedure will otherwise apply:
1.	The dissentient shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

2.	Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissentient shareholders who served a notice of objection.

3.	Within 20 days (“dissent period”) of the approval notice a dissentient shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

4.	Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”) to each dissentient shareholder to purchase their shares at a price determined by the company to be their fair value.

5.	If the company and the dissentient shareholders fail to agree the price within 30 days of the fair value offer (“negotiation period”) then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissentient shareholders who have served a notice of dissent and who have not agreed the fair value with the company.
     All rights, benefits, immunities, privileges and property (including business and goodwill) of each of the constituent companies will vest in the surviving or consolidated company which will be liable for all debts, contracts, obligations, mortgages, charges, security interests and liabilities of each constituent company. Existing claims, proceedings, judgments, orders or rulings applicable to each constituent company will automatically apply to the surviving company or the consolidated company.
     In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman

Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to the required vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
     When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or breach of the Companies Law.
     If an arrangement and reconstruction or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
     Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not normally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
     Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
     As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care. Neither Cayman Islands law nor our articles of association require a majority of our directors to be independent.
     Cayman Islands law permits a director to vote on a matter in which he or she has an interest after disclosing that interest or the nature of that interest. Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest unless otherwise prohibited.
     Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our memorandum and articles of association do not allow shareholders to act by written resolutions.
     Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, memorandum and articles of association do not allow our shareholders to call a shareholder meeting. Only a majority of our board of directors then in office or the chairman of our board of directors may call a shareholder meeting.
     Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting.
     Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.
     Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
     Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

     Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
     A company may be wound up voluntarily when the members so resolve in general meeting by special resolution or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of such event except so far as may be beneficial for its winding up.
     For the purpose of conducting the proceedings in winding up a company and assisting the court, an official liquidator may be appointed. The court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company will be in the custody of the court. In the case of a members’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.
     A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.
     As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof.
     Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with a special resolution passed at a separate general meeting of the shareholders of that class.
     Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.
     Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.
     Anti-Takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•	authorize our board of directors to issue shares whether pursuant to a shareholder rights agreement or otherwise in one or more series and to designate the price, rights, preferences, privileges and restrictions of shares without any further vote or action by our shareholders;

•	create a board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year.
     However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
     Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
     Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or dishonesty or the consequences of committing a crime.
     Under our memorandum and articles of association, we will indemnify our directors, officers, employees and agents against all costs, losses, damages and expenses which they incur or sustain by reason of the execution of their duty, provided that this indemnity shall not extend to any fraud or dishonesty by such persons.
     Insofar as indemnification for liabilities arising for violations of the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.
Registration Rights
     We have granted registration rights to the holders of Registrable Securities under the Investors’ Rights Agreement. Set forth below is a description of the registration rights granted under the Investors’ Rights Agreement.
     Demand Registration Rights. The holders of a majority of registrable securities under Investors’ Rights Agreement have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the aggregated offering price of the shares under the registration exceeds $10,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one demand registration, or if the initiating holders propose to dispose of the registrable securities that may be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration statement will be seriously detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.
     Form F-3 Registration Rights. When we are eligible for use of Form F-3, the Holders of Registrable Securities then outstanding have the right to request that we file a registration statement under Form F-3. We may defer filing of a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 if, among other things, we have already effected two registrations on Form F-3 within a 12 month period preceding the date of the registration request.
     Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each Holder of Registrable Securities the opportunity to include their shares in the registration statement. We must use our best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.
     Expenses of Registration. We are required to pay all expenses relating to any demand, piggyback or Form F-3 registration, except for underwriting discounts and commissions, relating to registration and sale of shares by Holders of Registrable Securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
     For a description of our ADSs, see “Description of American Depositary Shares” in the final prospectus for our initial public offering filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 24, 2007 with respect to our Registration Statement on Form F-1 (File No. 333-146437). For additional information, see “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”
PLAN OF DISTRIBUTION
          We may sell or distribute ADSs offered by this prospectus, from time to time, in one or more offerings, as follows:
•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.
          The prospectus supplement with respect to ADSs may state or supplement the terms of the offering of ADSs.
          In addition, we may issue ADSs as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our shares through any of these methods or other methods described in the applicable prospectus supplement.
          Our shares distributed by any of these methods may be sold to the public, in one or more transactions, either:
•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.
Sale through Underwriters or Dealers
          If underwriters are used in the sale, the underwriters will acquire ADSs for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell ADSs from time to time in one or more transactions, including negotiated transactions. Underwriters may sell ADSs in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer ADSs to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase ADSs will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
          If dealers are used in the sale of shares offered through this prospectus, we will sell ADSs to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.
Direct Sales and Sales through Agents
          We may sell ADSs offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such shares may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered shares and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.
          We may sell ADSs directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those ADSs. The terms of any such sales will be described in the applicable prospectus supplement.
Delayed Delivery Contracts
          If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase shares at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.
Market Making, Stabilization and Other Transactions
          Unless the applicable prospectus supplement states otherwise, each series of offered shares will be a new issue and will have no established trading market. We may elect to list any series of offered shares on an exchange. Any underwriters that we use in the sale of offered shares may make a market in such shares, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that ADSs will have a liquid trading market.
          Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of ADSs. Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.
          Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of ADSs to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.
General Information
          Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.
TAXATION
     The following is a summary of the material Cayman Islands and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares, based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state, local and other tax laws. Based on the facts and subject to the limitations set forth herein, the statements of law and legal conclusions under the caption “United States Federal Income Taxation” constitute the opinion of Goulston & Storrs, P.C., our United States counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
     The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code. This summary does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in the light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):
•	banks, insurance companies, and other financial institutions;

•	dealers in securities or foreign currencies;

•	regulated investment companies;

•	traders in securities that mark to market;

•	U.S. expatriates;

•	Non-U.S. persons and entities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

•	persons holding an ADS or ordinary share as a result of a constructive sale;

•	persons holding an ADS or ordinary share whose functional currency is not the United States dollar;

•	persons who are considered with respect to Longtop or any of our non-United States subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” (“CFC”) rules of the Internal Revenue Code (generally, a United States person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Longtop or any of our non-United States subsidiaries);

•	persons who acquire an ADS or ordinary share pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	entities that acquire an ADS or ordinary share that are treated as partnerships for United States federal income tax purposes and investors (i.e., partners) in such partnerships.
     Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States Internal Revenue Code.
     If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.
     PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR

ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.
     The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms.
Treatment of a Holder of our ADSs as a Holder of the Underlying Ordinary Shares
     If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. You may not, however, be treated as the holder of the underlying shares because you may not have all the material indicia of beneficial ownership (such as full voting rights, entitlement to dividends and the ability to freely exchange the ADSs for the underlying shares) of the underlying ordinary shares. Specifically, you may not have the ability to vote the ordinary shares underlying the ADSs in certain circumstances. See “Description of American Depositary Shares.” If you are not properly treated as the holder of the underlying ordinary shares represented by the ADSs, dividends received from us may not be treated as dividends for U.S. federal income tax purposes and then, accordingly, the lower tax rate with respect to qualified dividend income (discussed below) would not be available.
     Additionally, actions taken by certain intermediaries may affect whether a holder of the ADSs is treated as the holder of the underlying ordinary shares represented by the ADSs. The U.S. Treasury has expressed concern that U.S. holders of American Depositary Receipts, or “ADRs,” may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions would also be inconsistent with the claiming of the qualified dividend income rate by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the qualified dividend income rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury and/or intermediaries in the chain of ownership between the holder of the ADSs and our company.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a

U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
     Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” that is taxed at the reduced maximum rate of 15%, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.
     There is no assurance, however, that any dividends paid on our ADSs or ordinary shares will be eligible for the reduced tax rate. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this registration statement.
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally be “passive category income.”
Taxation of a Disposition of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
     We do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2009, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending March 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, whether we are a PFIC is determined annually (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending March 31, 2010 or any future taxable year.
     A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “Income Test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”).
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the substantial amount of cash that we currently have on hand. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark to market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
     The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We have listed our ADSs on the New York Stock Exchange and, consequently, provided the ADSs continue to be regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.
     If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a “qualified electing fund” election to include its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information and we do not presently intend to prepare or provide such information.
     If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
ENFORCEABILITY OF CIVIL LIABILITIES
     We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.
     Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
     Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
     We have appointed Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
     Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:
•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
     Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive personal judgment obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based on such judgment of the U.S. court provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
     Global Law Office has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with and furnish reports to the SEC, including annual reports on Form 20-F. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with, or furnished by us to, the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, http://www.longtop.com. The information contained on, or linked from, our website is not a part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:
•	Our registration of American Depositary Shares evidenced by American Depositary Receipts on Form F-6 (File No. 333-146783) filed with the SEC on October 18, 2007;

•	The section “Description of American Depositary Shares” in the final prospectus for our initial public offering filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on October 24, 2007 with respect to our Registration Statement on Form F-1 (File No. 333-146437);

•	Our Annual Report on Form 20-F for the year ended March 31, 2009 (File No. 001-33722), filed with the SEC on June 29, 2009;

•	Our Report on Form 6-K furnished to the SEC on November 16, 2009; and

•	All of our future Annual Reports on Form 20-F and any report on Form 6-K where we indicate in the report that it is incorporated by reference into this prospectus, until all of the securities offered by this prospectus are sold.
     You may obtain copies of these filings free of charge by writing to us at Longtop Financial Technologies Limited, 15/F, Block A, Chuangxin Building, Software Park, Xiamen 361005, People’s Republic of China, Attn.: Chief Financial Officer, by telephoning us at +86-592-2396888 or emailing ir@longtop.com.
     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
     You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
LEGAL MATTERS
     Certain matters of United States federal securities law and New York law relating to this offering will be passed upon for us by Goulston & Storrs, P.C. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters with respect to the laws of the Cayman Islands will be passed upon for us by Conyers Dill & Pearman. Certain matters of the laws of the People’s Republic of China relating to this offering will be passed upon for us by Global Law Office.
EXPERTS
     The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended March 31, 2009, and the effectiveness of our internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109” and (2) express an unqualified opinion on the effectiveness of our company’s internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F, Bund Center, 222 Yan An Road East, Shanghai 20002, People’s Republic of China.

American Depositary Shares
Representing
Ordinary Shares
LONGTOP FINANCIAL TECHNOLOGIES LIMITED
PROSPECTUS
November 16, 2009

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers
          Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
          The Articles of Association of our Company provide for indemnification of Officers and Directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any fraud, dishonesty, willful neglect or intentional malfeasance which may be attached to such person. Further, the Company may purchase and maintain insurance for the benefit of any director or officer of the Company against any liability incurred by him in his capacity as a director or officer of the Company or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, breach of duty or breach of trust of which the director or officer may be guilty in relation to the Company or any subsidiary thereof.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable as a matter of United States law.
Item 9. Exhibits
     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title

1.1*	Form of Underwriting Agreement

4.1	First Amended and Restated Memorandum of Association of the Registrant (1)

4.2	First Amended and Restated Articles of Association of the Registrant (1)

5.1	Opinion of Conyers, Dill and Pearman

8.1	Opinion of Goulston & Storrs, P.C. regarding certain U.S. tax matters

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of Conyers, Dill and Pearman (included in Exhibit 5.1)

23.3	Consent of Global Law Office

23.4	Consent of Goulston & Storrs, P.C. (included in Exhibit 8.1)

24.1	Power of Attorney (included in signature pages in Part II of this registration statement)

(1)	Incorporated by reference to the Registrant’s report on Form 20-F, filed with the SEC on June 29, 2009.

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed or submitted under the Exchange Act and incorporated herein by reference.

Item 10. Undertakings
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Form F-3.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Xiamen, People’s Republic of China, on November 16, 2009.

Longtop Financial Technologies Limited
By:	/s/ Weizhou Lian
Weizhou Lian
Chief Executive Officer and Director

POWER OF ATTORNEY
     Each person whose signature appears below constitutes and appoints each of Weizhou Lian and Derek Palaschuk as attorneys-in-fact and agents, with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which such attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of 1933 of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to this Registration Statement on Form F-3 (the “Registration Statement”) to any and all amendments or supplements to the Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Hiu Kung Ka (Xiaogong Jia) Hiu Kung Ka (Xiaogong Jia)	Chairman of the Board of Directors	November 16, 2009

/s/ Wai Chau Lin (Weizhou Lian) Wai Chau Lin (Weizhou Lian)	Chief Executive Officer and Director	November 16, 2009

/s/ Derek Palaschuk Derek Palaschuk	Chief Financial Officer (principal financial officer and principal accounting officer)	November 16, 2009

/s/ Zuyun Xue Zuyun Xue	Director	November 16, 2009

/s/ Yifeng Shen Yifeng Shen	Director	November 16, 2009

/s/ Yinhua Chen Yinhua Chen	Director	November 16, 2009

Authorized Representative in the U.S.:

Law Debenture Corporate Services Inc.
By:	/s/ Jasmine Marrero
	Name:	Jasmine Marrero
	Title:	Manager

Date: November 16, 2009

Exhibit Index

Exhibit
Number	Exhibit Title

1.1*	Form of Underwriting Agreement

4.1	First Amended and Restated Memorandum of Association of the Registrant (1)

4.2	First Amended and Restated Articles of Association of the Registrant (1)

5.1	Opinion of Conyers, Dill and Pearman

8.1	Opinion of Goulston & Storrs, P.C. regarding certain U.S. tax matters

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of Conyers, Dill and Pearman (included in Exhibit 5.1)

23.3	Consent of Global Law Office

23.4	Consent of Goulston & Storrs, P.C. (included in Exhibit 8.1)

24.1	Power of Attorney (included in signature pages in Part II of this registration statement)

(1)	Incorporated by reference to the Registrant’s report on Form 20-F, filed with the SEC on June 29, 2009.

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed or submitted under the Exchange Act and incorporated herein by reference.